Exhibit 6.5







July 12, 1999


Officers and Directors
Motioncast Television Corporation of America

Dear Officers and Directors:

This letter is our clarification and confirmation to you regarding your right of termination of the "Securities Transfer Agent & Registrar Agreement" between Alexis Stock Transfer and yourselves, Motioncast Television Corporation of America, entered into on November 1, 1998.

Please be advised that you the issuer have the right to terminate this agreement at any time upon your providing us written termination notice, properly delivered thirty (30) days prior to such termination taking effect and full payment of any and all monies owed and due.

The fees charged to you pursuant to our Fee Schedule dated January 1, 1999 will not increase more than 15% prior to January 1, 2001. Any revision made to the Fee Schedule or any of its charges to Motioncast will be given in writing at least thirty (30) days prior to the effective date of such changes.

We thank you for your business.

So signed and agreed to this 12th day of July 1999

By  /s/ Gina A. Zapara
  --------------------------
    Gina A. Zapara, President
    Alexis Stock Transfer